BAKER                                                                                 TRI-CITIES TENNESSEE/VIRGINIA
DONELSON                                                                                     100 MED TECH PARKWAY
BEARMAN, CALDWELL                                                                             SUITE 200
& BERKOWITZ, PC                                                                           JOHNSON CITY, TENNESSEE  37604
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LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

December 20, 2007

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C.  20549

Re:	NN, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Fiscal Quarter Ended September 30, 2007
File No. 000-23486

Dear Mr. O’Brien

On behalf of NN, Inc. (the “company” or the “Registrant”), this letter is intended to respond to the comments received from the Staff of the Securities and Exchange Commission by letter dated November 28, 2007, to Mr. James H. Dorton, with respect to the above-referenced filings of the Registrant.

The following discussion is intended to respond to Staff comments made in the November 28, 2007 letter (the “Letter”).  The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Independent Appraisals and Valuations

Comment 1.   We note four separate references on pages 40-43 to independent appraisals and valuations. While you are not required to make reference to this outside consulting service, when you do, you must also disclose the name of the outside consulting service. If you include or incorporate by reference this disclosure into a 1933 Securities Act filing, you will also need to include the consent of the outside consulting service. Refer to Section 436(b) of Regulation C.

Response 1.   Registrant notes your comments regarding the identification and consent of a consulting service and in the event the disclosure is incorporated into a 1933 Securities Act filing, Registrant will provide the consent of the outside consulting service. In future filings, Registrant will be mindful of this comment.

Year ended December 31, 2006 compared to the year ended December 31, 2005, page 22

Comment 2.   We note the non-GAAP financial measure presented on page 22. There is a concern over whether readers could be confused by the presentation of a full statement of operations that excludes the operations of Whirlaway Corporation. Further it is unclear why this presentation is necessary given the detailed discussion of your Precision Metal Components segment in your discussion of results by segment. Please tell us whether management expects to continue including this non-GAAP presentation in future filings. We may have further comment.

Response 2.   Management’s intention in providing the non-GAAP financial measure presented on page 22 was to provide the users of the financial statements with a 2006 income statement that was more comparable to the 2005 income statement.  Management does not expect to continue including non-GAAP presentations in future filings.

Liquidity and Capital Resources, page 25

Comment 3.   With regards to your supply agreements with INA and SKF, please ensure that future filings address the sales concentration related to these two customers and the impact a cancellation of either of these contracts or a reduction of sales to these customers would have on operations and liquidity. In this regard, we note the impact of the 20% sales reduction with INA during 2005 and 2006. We further note, that these customers represented 68% of sales in 2006 and that new contracts were negotiated in 2007. Your sales concentration disclosure in MD&A on page 22 should address not only the significance of these customers, but the status of any negotiations or potential changes in business with these customers and the anticipated impact, if any, a decrease in sales or a change in relationship with these customers would have on operations and liquidity.

Response 3.   Registrant notes this comment and will, in future filings, including the upcoming Form 10-K for the year ended December 31, 2007, discuss the sales concentration with SKF and INA in the “Liquidity and Capital Resources” section of the MD&A.  In addition, Registrant will provide additional comments in the “Sales Concentration” disclosure about the overall impact loss of these customers would have on operations and liquidity.

8) Debt, page 46

Comment 4.   We note your disclosure that your credit facility with Key Bank and your senior notes issued in a private placement in 2004 contain customary financial and non-financial covenants. In future filings, please disclose the limits and thresholds of all material financial ratios and tests and how your calculated ratio compares to those limits and thresholds.

Response 4.   Registrant will, in future filings, disclose the limits and thresholds of all material financial ratios and tests and how the calculated ratio compares to those limits and thresholds.

14) Income Taxes, page 57

Comment 5.   In consideration of the guidance contained in paragraph 26 of SFAS 109, please tell us the circumstances that have caused you to book a valuation allowance of $1,581 in 2006, but not in 2005 or 2004 and the nature of this valuation allowance. We note that the allowance was against foreign tax credits, therefore please ensure that your response and revised disclosure, in future filings, address the nature of these credits, why they increased during 2006, and the positive and negative evidence that led you to determine that a valuation allowance was necessary.

Response 5.   The majority of the foreign tax credits and the full amount of the related valuation allowance disclosed within the “Income Taxes” footnote on page 57 did not arise until 2006.  Prior to 2006, there were $460,000 of foreign tax credits for which no valuation allowance was considered necessary based on projected future utilization during the carryforward period.

The increase in foreign tax credits in 2006 was due to the recognition of a deemed dividend from the Registrant’s foreign subsidiaries.  These credits represent the foreign taxes paid by these subsidiaries at higher effective rates that will be used to offset future foreign source income.

During 2006, the Registrant prepared an estimate of future foreign source income and compared that estimate to the total foreign tax credits available for use.  Based on this analysis, management determined the amount of the additional foreign tax credits that would be utilized against future foreign source income.  As such, a valuation allowance was created for those credits estimated to be unused in the future.  This valuation reserve will be re-examined as part of Registrant’s 2007 year end closing process.

Registrant will disclose additional information addressing the nature of the credits and the nature of the valuation allowance in its Form 10- K for the year ended December 31, 2007.

16) Commitments and Contingencies, page 60

Comment 6.   With regards to the contingent liabilities discussed on page 60 and in your footnote 16 in your Form 10-Q for the period ending September 30, 2007, please clarify whether you believe it is probable, reasonably possible, or remote that losses could be material from your exposure to litigation, potential environmental liabilities and other matters. Accordingly, please expand your discussion of contingent liabilities to provide the disclosure required by SFAS 5. If reasonably possible, we would expect more detailed and specific disclosures concerning specific contingencies, rather than generalized risk disclosures.

Response 6.   Regarding the correspondence from the Environmental Protection Agency mentioned under the Commitments and Contingencies on page 60, management believes the possibility of a material loss contingency to be remote.

Management believes it provided the best possible disclosure at the time it filed the Form 10-K for the year ended December 31, 2006 and the Form 10-Q for the three and nine month periods ended September 30, 2007 under the guidance of SFAS 5 paragraph 10 after considering the limited information regarding the probability and amount of the potential claim available at that time.

Item 9A Controls and Procedures, page 63

Comment 7.   In future filings, please ensure that you disclose if there were any changes in your internal controls over financial reporting. Refer to Item 308(c) of Regulation S-K.

Response 7.   Registrant will, in future filings, affirmatively state whether there were any changes in internal controls over financial reporting.

Item 11.  Executive Compensation, page 64 – Incorporated by Reference from Proxy Statement

Compensation Discussion and Analysis, page 11

Comment 8.   Please identify the peer group companies that you use for benchmarking purposes with respect to compensation.

Response 8.   The 15 peer group companies from the most recent executive benchmarking study include public companies of similar size, manufacturing capabilities, and market segments. The study included the following companies: Central Steel and Wire Co., Astec Industries, Inc, Cascade Corporation, Esco Technologies, Keystone Consolidated Industries, Haynes International, Kaydon, WHX Corporation, Northwest Pipe Company, Claymont Steel Holdings, Hardinge Inc, RBC Bearings, Gorman-Rupp Company, Webco Industries and Universal Stainless & Alloy Products. In addition to the named 15 benchmark companies, the study used relevant published compensation surveys to develop total market data for executive management positions within the company. Registrant periodically retains the services of an outside compensation consulting firm to conduct the benchmarking and market compensation studies.  In future filings, Registrant will disclose whether it engaged in any benchmarking of compensation and will identify the benchmark and its components, including component companies.

Salary

Comment 9.   Please discuss your “formal compensation policies.”

Response 9.   Salary levels exist for the Chairman and Chief Executive Officer and other executive officers of the Registrant.  Salaries are established by the Compensation Committee of the Board of Directors on the basis of three factors:  individual performance, company performance and external market data established using the named compensation studies.  With respect to external market data, the aim of Registrant's policy for each salary level and executive position is to compensate executives in a targeted range of approximately the 50th percentile of market, or median, of total direct compensation.  Total direct compensation is defined as base salary, bonus and long term incentive compensation.

Bonus

Comment 10.   Please discuss the material terms of your “formalized plan.”

Response 10.   Registrant establishes bonus objectives at the beginning of each fiscal year on the basis of a Board of Directors approved Annual Business Operating Plan. The Plan for fiscal year 2005 (bonuses paid in calendar year 2006) was based upon attainment of established net income goals for fiscal year 2005. Registrant established net income goals and objectives for individual business units within the company and for the consolidated results for the Registrant. Based upon salary levels, Registrant establishes threshold, target and maximum bonus payment percentages of base compensation for each executive. In future filings, Registrant will discuss the material terms of its compensation plan.

Comment 11.   Please identify and quantify the net income and other strategic goals that you utilize for bonuses. Discuss these targets in connection with the amount of bonuses awarded for 2006.

Response 11.   For fiscal year 2005 (bonuses paid in calendar year 2006), Registrant established threshold net income at $13.4 million, target (plan) at $15.1 million, and maximum at $20.3 million. Actual net income results for fiscal year 2005 were $15.0 million. All bonus payments made in 2006 were based upon achievement of net income results in fiscal year 2005.

Compensation of the Chief Executive Officer, page 12.

Comment 12.   Please discuss what aspects of 1) the Company’s overall performance, 2)Mr. Baty’s individual performance and 3) the competitiveness of Mr. Baty’s salary in comparison to similar industrial companies you considered when setting Mr. Baty’s compensation.

Response 12.   The Compensation Committee of the Board of Directors formally reviews Mr. Baty’s individual performance annually based upon the establishment of beginning of the year written objectives and a review of actual performance in comparison to the beginning of the year objectives. Individual performance based on written personal objectives, the company’s performance in comparison to its Annual Business Plan, and compensation benchmarking against peer companies at the 50th percentile range of the market are used in totality as the basis for the Compensation Committee’s consideration of recommended base salary for Mr. Baty. No formal weighting of the three factors exists for the setting of Mr. Baty’s base salary.  Registrant will disclose these factors in future filings.

Item 13.  Certain Relationships and Related Transactions, page 65

Comment 13.   In future filings, please file the two operating leases and any other ongoing agreements between the company and Mr. Zupan and his affiliates which resulted from the acquisition of Whirlaway Corporation on November 30, 2006 as exhibits to the Form 10-K.

Response 13.   Registrant filed these two operating leases between Whirlaway and Mr. Zupan, as exhibits to the stock purchase agreement which was exhibit 2.1 of the 8-K filed December 6, 2006. The two leases were filed under Exhibit C of the stock purchase agreement which was incorporated by reference as Exhibit 10.26 in the Registrant's Annual Report on Form 10-K for the year ended December 31, 2006.

Signatures, page 66

Comment 14.   Please ensure that future filings of the Form 10-K are signed by the company’s principal accounting officer or controller whose titles should be shown on the signature page.

Response 14.   Registrant will, in future filings, ensure that the filing is signed by the company’s corporate controller.

Form 10-Q for the quarter Ended September 30, 2007

Note 2.  Restructuring and impairment Charges, page 6.

Comment 15.   We note your $5.6 million impairment charge related to the customer relations intangible acquired in the Whirlaway acquisition in November 2006. Considering this impairment was a result of volatility in customer orders and lower than expected sales, tell us how you determined that the property, plant and equipment and goodwill acquired in the Whirlaway acquisition was not impaired.

Response 15.   For the quarter ended September 30, 2007, Registrant conducted impairment testing under SFAS 142 for goodwill and SFAS 144 for property, plant and equipment and intangibles for our Precision Metal Components Segment.  The losses the segment incurred gave rise to the need to perform these tests.

The undiscounted cash flows as a direct result of using the property, plant, and equipment over the useful life and from the eventual disposition of the property, plant, and equipment supported the carrying amount of those assets.  The estimated fair value, based on discounted expected future cash flows of the reporting unit, exceeded the carrying amount of the reporting unit, including goodwill and unamortized intangibles, thus there was no goodwill impairment identified.  However, the projected undiscounted cash flows attributable to the customer relationship intangible asset were determined to be insufficient to support the carrying amount of that intangible asset and the company was therefore required to record an impairment charge based on the estimated fair value of the intangible.

Comment 16.   With regards to your July 2007 restructuring, please revise future filings to include all of the disclosures required by paragraph 20 of SFAS 146 and SAB Topic 5P4. Specifically tell us and revise your disclosure to discuss the events and decisions which gave rise to the exit costs and exit plan, and the likely effects of management’s plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur.  Your disclosure should also identify the periods in which material cash outlays are anticipated, future restructuring or impairment charges, the expected source of their funding and expected completion date.

Response 16.   Registrant will, in future filings, include additional disclosure to fulfill the disclosure requirements of SFAS 146 paragraph 20 and SAB Topic 5P4.  In particular, we will provide more specific information regarding the exit activity, the total amount expected to be incurred and the periods during which it will be incurred, and comment on the effects on our financial position, future operating results, and liquidity.

On behalf of the Registrant, we acknowledge that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Registrant has been responsive to the Commission's comments.  If there are additional questions or comments, please contact the undersigned.

Very truly yours,

/s/ Linda M. Crouch-McCreadie

Linda M. Crouch-McCreadie

cc:   James H. Dorton